Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The OLLO Group Inc.
1321 Engracia Avenue
Torrance, CA 90501
https://ollopk.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The OLLO Group Inc.
Address: 1321 Engracia Avenue, Torrance, CA 90501
State of Incorporation: DE
Date Incorporated: June 19, 2012

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $270.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

Tier 1 | $270

One (1) free pair of OLLO shoes.

Tier 2| $500

One (1) free pair of OLLO shoes + 10% lifetime discount.

Tier 3 | $1,000

Two (2) free pairs of OLLO shoes + 15% lifetime discount.

Tier 4 | $2,500

Two (2) free pairs of Ollo shoes per year for 5 years + Investor only custom design insoles + 15% lifetime discount + 5% bonus shares.

Tier 5 | $5,000

Four (4) free pairs of shoes per year for 5 years + Investor only custom design insoles + 20% lifetime discount + 10% bonus shares.

Tier 6 | $10,000

Four (4) free pairs of shoes a year for 5 years + Investor only custom design insoles + One of a kind pair of the Ollo Alpha or Sapien X + 20% lifetime discount + 20% bonus shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

The Ollo Group Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The OLLO Group, Inc. is an athletic footwear brand, specializing in the design and manufacturing of footwear for parkour, freerunning, and ninja warrior athletes. OLLO is widely recognized as the leading footwear option in the 'movement sports' community that includes the above and other emerging sports. OLLO is the 'first mover' brand in this space and has acquired superior brand recognition and customer loyalty through direct interaction with our global community. We have grown with and through movement sports, which are approaching a tipping point in consumer awareness and growth. Our current distribution model is D2C through warehouses in the US and Europe. We are presently working on a wholesale distribution plan for parkour, freerunning, and ninja warrior training gyms to make our footwear more visible and instantly available to our consumer base. Our product is produced by an expert third party footwear manufacturer. The OLLO Group LLC converted from a California LLC to a Delaware C-Corp on 07/02/2020.

Competitors and Industry

According to our internal research, have two types of competitors, product and brand competitors.

Product competition is a particular style from an established brand the appeals to and was adopted by Parkour / Ninja athletes. These styles aren't intentionally designed for the sport and the demand for them changes frequently based on availability and price. We believe that there is no R&D or commitment from these brands to make purpose-built shoes for Movement Sports. Athletes over time have adopted these and

other shoes -

New Balance - Zante 2

Vans - Ultrarange

Reebok - Nylon Trainer

<u>Brand Competition</u> is a shoe from a parkour brand, usually with a primary business of operating gyms or associations. The shoes tend to be moderately functional and not the best quality. These shoes are seen as a merchandising piece and available in a single color. We believe a lack of footwear design and development expertise is obvious in this category. Some of these shoes are sourced 'off the shelf' in China and with the brands' logo applied. These are the parkour brands that are offering shoes: Take Flight, Team Jiyo, Tempest, Farang, and Storror.

Current Stage and Roadmap

OLLO was launched in 2012 as the first to market brand to manufacture footwear for a new breed of athlete. Parkour and freerunning were just emerging as a new global sport and no company was providing proper footwear for the participants. We offered our first product, the OLLO Sapien, in 2012 and have grown with the sport. Parkour and freerunning and other emerging sports and activities are sometimes now referred to as 'movement sports' and OLLO is considered the endemic footwear brand for the athletes who participate in them.

We are in development on two all-new and technically advanced models, the Alpha, and Sapien X. Prototypes are being tested by our global team of high-level parkour, freerunning, and ninja warrior athletes and are nearly perfected. We will begin production in November 2020 (estimate) and introduce the new models to the market in April 2021. We are planning an expansion of distribution with an international wholesale program for movement sports training gyms to coincide with the launch of the Alpha, and Sapien X. With our new models, expanded distribution, the rapid global growth of movement sports, and the likelihood that parkour will become an Olympic sport debuting at the 2024 Summer Olympics in Paris, we feel we are positioned to capture and own this market.

The Team

Officers and Directors

Name: William (Chip) Howes

William (Chip) Howes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: February 18, 2012 - Present
  Responsibilities: Guiding business operations, day to day. William does not receive a salary or equity compensation for his role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the footwear or movement sports industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

In the future, we may choose to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type, providing footwear for consumers. Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other footwear brands. Our business growth depends on the market interest in the Company over other footwear brands.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that OLLO is a good idea, that the team will be able to successfully market, and sell the product or services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OLLO or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OLLO could harm our reputation and materially negatively impact our financial condition and business.

The nature of our product means there is a possibility we could face product liability lawsuits

Although we have never been sued in our 8 years in business, our footwear is sometimes used in high risk

activities that could cause injury. As sales and use of our products continue to grow, we could face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could adversely affect the finances of the company and your investment in the company.

We have existing intellectual property that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William (Chip) Howes	900,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 1,300,000 with a total of 900,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution,

with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

"Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $74,024 compared to $157,709. for 2019. The reason for the lower revenue in 2020 versus 2019 was very low inventory and production stoppage due to COVID-19. We launched production of our all-new product April 1, 2021 that we estimate will start shipping to customers late July 2021.

Cost of Sales

Cost of sales in 2020 was $58,431 compared to $137,385 in 2019. COGS went down in 2020 due to decreased inventory levels.

Gross Margins

Gross profit was $15,593 in 2020 down from $20,324 in 2019. The decline in gross profit was primarily because of the increased discounts and very limited inventory.

Expenses

Total expenses in 2020 were $116,412 compared to $27,869 in 2019. This increase was primarily due to

development and testing costs, production tooling costs, and marketing initiatives for our all-new product. "

Historical results and cash flows:

Up to this moment, The OLLO Group has been the only entity investing in the company's growth. Using the cash flow from the sales of our footwear and reinvesting it back into the company has maintained the company as we grew, but a lack of capital has limited our response to market growth, maintaining inventory levels, and introducing new product. We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, bringing new product to market, and expanding our marketing efforts, we believe the company will grow at a fast pace as the market has clearly expanded. Based on our planned new product launch and sales strategies, the historical results should not be representative of the more positive growth investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 19th, the company currently has $43,622 cash on hand and access to other funding from friends and family and potential credit lines from our bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the investors will determine how much and how fast we will grow in the year 2021 and beyond. We believe these funds will enable us to introduce our new product line and launch our marketing initiatives. If we do not receive these funds, we will attempt to raise funds through other equity sale approaches.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the growth of the company if we want to rapidly increase our trajectory and have the potential to continue that growth. The funds will allow the company to grow our markets around the world. Of our projected near-term funding sources, these crowdfunding campaign funds will make up approximately one-quarter of our funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raise amount, we will be able to operate our business for the foreseeable future. This is based on the continued operations of our business at its current operational stage. The raise funds are intended to grow the company at a faster pace. The company has all critical stages of the company setup. The funds raised will be used primarily to increase the marketing budget as well funding the introduction of our new product currenty in development.

How long will you be able to operate the company if you raise your maximum funding goal?

If we meet our maximum funding goal, and raise no other money, we believe we can continue to operate indefinitely. With the maximum funding goal, we will be able to hit our growth trajectory by pushing marketing and sales efforts in new regions as well as launching new products in current and new regions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has not reached out to any other outside sources for future funds. We anticipate strong sales

of our new product offering to provide significant capital to the company.

Indebtedness

- **Creditor:** PayPal Working Capital
  Amount Owed: $8,495.00
  Interest Rate: 30.0%
  Maturity Date: August 13, 2021

- **Creditor:** SBA - EIDL loan
  Amount Owed: $14,000.00
  Interest Rate: 3.75%
  Maturity Date: April 20, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

The Ollo Group, Inc.'s pre-money valuation is $4,500,000. The Ollo Group, Inc. has determined that this is a reasonable valuation given the current state of the company and the current state of the equity market in general. The basis for The Ollo Group, Inc.'s value comes from consideration of the following:

1. The Ollo Group, Inc.'s Intellectual Property: including our domestic and international Trademarks in North America, Europe, and Asia.

2. The Ollo Group, Inc.'s track record of actual sales and revenue to date. Combined revenue since launching a new product into a new market in mid 2012 is $1.6M

3. Market Size: The large addressable market for Movement Sports footwear, based on studies showing the global athletic footwear market is worth an estimated $70.8 billion. (Source: https://blog.pipecandy.com/a-closer-look-at-the-athletic-footwear-market-size/#:~:text=The%20global%20athletic%20footwear%20market,footwear%20during%20the%20fitness%20routines

4. CEO & Executive Advisor Experience: In his 25 years in the footwear industry, William (Chip) Howes has worked with a number of start-ups and small to medium-sized footwear brands and been instrumental in their rapid and sustainable growth. William also worked with Burton snowboards early on, TOMS shoes through a period of rapid growth, and with Reef from their early days until the time it sold to VFC.

5. The Ollo Group, Inc.'s strong relationships and experience in sourcing, manufacturing, and logistics.

6. The Ollo Group, Inc.'s first-mover advantage in a growing global market.

The Ollo Group, Inc. set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine premium deferred fee.*
  96.5%
  StartEngine premium deferred fee.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  38.0%
  a portion of our rise will used to produce our new footwear models - the Alpha and Sapien X. We have been testing and developing these styles with our global athlete team for the past year and a half and are now ready to begin production.

- *Company Employment*
  26.0%
  We will engage three key experts to build OLLO's presence and conversions. A digital advertising expert, a social media director, and an Amazon store expert.

- *Operations*
  15.0%
  A portion of this will be used to secure office space in which to centralize our operations. The remainder will be used for equipment to test our product on an ongoing basis.

- *Marketing*
  17.5%
  OLLO will use these funds to sponsor competitions that will raise brand awareness. We will also use this allocation to pay for athlete team travel to, and participation in, important competitions and events to represent OLLO on the global stage.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ollopk.com/ (www.ollopk.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ollo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The OLLO Group Inc.

[See attached]

THE OLLO GROUP INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Ollo Group Inc.
Torrance, California

We have reviewed the accompanying financial statements of The Ollo Group Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 7, 2021
Los Angeles, California

The Ollo Group Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,244	$	3,738
CrowdFunding receivable		34,236		-
Inventories		6,405		49,764
Total current assets		**42,884**		**53,502**
Property and equipment, net		-		-
Total assets	$	**42,884**	$	**53,502**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accrued interest		525		-
Current portion of loans		7,033		8,689
Total current liabilities		**7,558**		**8,689**
Non-current portion of loans		13,352		-
Total liabilities		**20,910**		**8,689**
EQUITY				
Members Equity		-		56,036
Voting Common Stock		90		-
Non-Voting Common Stock		1		-
Equity issuance costs		(15,369)		-
Additional paid in capital		109,412		-
Retained earnings/(Accumulated Deficit)		(72,159)		(11,224)
Total equity		**21,974**		**44,813**
Total liabilities and equity	$	**42,884**	$	**53,502**

See accompanying notes to financial statements.

The Ollo Group Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	Predecessor - The Ollo Group LLC Jan 1 - June 10 2020	Successor - The Ollo Group Inc. June 11 - December 31 2020	Combined 2020	2019
(USD $ in Dollars)				
Net revenue	$ 19,184	$ 54,840	$ 74,024	$ 157,709
Cost of goods sold	15,471	42,960	58,431	137,385
Gross profit	3,713	11,879	15,593	20,324
Operating expenses				
General and administrative	29,230	67,860	97,090	23,215
Research and development	1,660	7,242	8,902	447
Sales and marketing	2,008	8,413	10,420	4,207
Total operating expenses	32,898	83,514	116,412	27,869
Operating income/(loss)	(29,185)	(71,634)	(100,819)	(7,545)
Interest expense	2,872	525	3,397	-
Other Loss/(Income)	-	(0)	(0)	(0)
Income/(Loss) before provision for income taxes	(32,057)	(72,159)	(104,216)	(7,545)
Provision/(Benefit) for income taxes	-	-	-	-
Net income/(Net Loss)	$ (32,057)	$ (72,159)	$ (104,216)	$ (7,545)

See accompanying notes to financial statements.

The Ollo Group Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Members' Equity	Voting Common Stock		Non-Voting Common Stock		Equity Issuance	Additional Paid in Capital	Accumulated Deficit	Total Equity
		Shares	Amount	Shares	Amount				
Balance—December 31, 2018	$ 60,536	-	$ -	-	$ -	$ -		$ (17,048)	$ 43,488
Net income/(loss)	-	-	-	-	-	-		(7,545)	(7,545)
Inventory Adjustment Restatement	-	-	-	-	-	-		13,370	13,370
Distribution	(4,500)	-	-	-	-	-		-	(4,500)
Balance—December 31, 2019	$ 56,036	-	$ -	-	$ -	$ -	$ -	$ (11,224)	$ 44,813
Contribution into LLC	47,142	-	-	-	-	-		-	47,142
LLC Net Income/(loss)	-	-	-	-	-	-		(32,057)	(32,057)
Conversion from LLC to C corp	(103,179)	900,000	90	-	-	-	59,808	43,280	(0)
Capital raised on Crowdfunding	-	-	-	11,025	1	(15,369)	49,604	-	34,236
Net income/(loss)	-	-	-	-	-	-		(72,159)	(72,159)
Balance—December 31, 2019	$ -	900,000	$ 90	11,025	$ 1	$ (15,369)	$ 109,412	$ (72,159)	$ 21,974

See accompanying notes to financial statements.

The Ollo Group Inc.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(104,216)	$	(7,545)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		744		744
Inventory restatement				13,370
Changes in operating assets and liabilities:				
Inventory		43,359		(13,370)
Accrued interest		525		
Net cash provided/(used) by operating activities		**(59,588)**		**(6,801)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(744)		(744)
Net cash provided/(used) in investing activities		**(744)**		**(744)**
CASH FLOW FROM FINANCING ACTIVITIES				
Loan borrowings		14,943		14,110
Loan repayments		(3,247)		(13,755)
Member contributions into LLC		47,142		-
Member distributions from LLC		-		(4,500)
Net cash provided/(used) by financing activities		**58,838**		**(4,145)**
Change in cash		(1,494)		(11,690)
Cash—beginning of year		3,738		15,428
Cash—end of year	$	**2,244**	$	**3,738**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,397	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

1. NATURE OF OPERATIONS

The Ollo Group Inc., was originally formed as The Ollo Group LLC on June 19, 2012 in the state of California. On May 21, 2020, the Company converted from The Ollo Group LLC to The Ollo Group Inc., a Delaware C Corporation. The financial statements of The Ollo Group Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

The Ollo Group Inc manufactures footwear and apparel for the movement sports market. We specialize in the design and creation of footwear and apparel for parkour, freerunning and ninja warrior training. As the first mover brand in this segment and by deeply involving and supporting the community of movement sports athletes, we have gained a loyal following and are widely recognized as the leading footwear option in the parkour and freerunning community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	7-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Ollo Group Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically

collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its footwear products.

Cost of sales

Costs of goods sold include the cost of products sold and logistics – shipping in.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $12,428 and $4,207, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other

financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 6,405	$ 49,764
Total Inventories	$ 6,405	$ 49,764

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture and Equipment	$ 744	$ 744
Property and Equipment, at Cost	744	744
Accumulated depreciation	(744)	(744)
Property and Equipment, Net	$ -	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $744 and $744 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,300,000 shares of common stock consisting of 1,000,000 shares of Class A voting common stock and 300,000 non voting common stock at $0.0001 par value. As of December 31, 2020, 911,025 shares of common stock have been issued and are outstanding.

During May 2020, the Company converted from an LLC to C Corp. As part of the conversion, the Company issued 5,000 shares to the original member and founder William Howes. Subsequent to the conversion, the Company enacted a 1 to 180 stock split whereby the number of outstanding shares was increased from 5,000 to 900,000.

During fourth quarter of 2020, the Company started a crowdfunding campaign. The Company's goal is to raise $1.07 million in return for 214,000 shares. As of December 31, 2020, the Company raised $49,605 gross. The equity issuance costs are $15,369, thus bringing the Company's net raise to $34,236. The funds have not been disbursed as of December 31, 2020, and the related receivable has been recorded in "Crowdfunding receivable" line item on the balance sheet. As a result of the raise, the Company issued 11,025 shares.

Subsequent to December 31, 2020, the Company raised additional $20,660. The issuance costs were $4,113, resulting in a net raise of $16,548. The shares issued are 4,264. The total raise inception to date is $70,265, and the related issuance costs are $19,480, thus bringing the net raise to $50,784 All the funds were received by the Company subsequent to the year end. The total shares issued are 15,289.

Restatement

During fiscal year 2019, the Company recorded a restatement prospectively by recording an adjustment to retained earnings of approximately $13,370. The adjustment pertains to inventory adjustment that should have been recorded in fiscal year 2018.

6. DEBT

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
PayPal Working Capital	$ 6,385	$ -	$ 6,385	$ 8,689	$ -	$ 8,689
EIDL Loan	-	14,000	14,000	-	-	-
Total Loans	**$ 6,385**	**$ 14,000**	**$ 20,385**	**$ 8,689**	**$ -**	**$ 8,689**

Paypal Working Capital

The Company received PayPal forward financing in the amount of $12,000. The loan has a fee of $2,110, bringing the total repayment amount to $14,110. The loan has a repayment percentage of 30% and the company is required to make a minimum payment of $705 every 90 days. The loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $6,385 and $8,689, respectively.

EIDL Loan

On April 20, 2020, the Company received a loan in the amount of $14,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of 3.75% per annum and matures on April 20, 2050. As of December 31, 2020, the loan has an outstanding balance of $14,000 out of which $648 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period	Amount
2021	648
2022	648
2023	648
2024	648
Thereafter	11,408
Total	**$ 14,000**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (20,385)	$ -
Valuation Allowance	20,385	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (20,385)	$ -
Valuation Allowance	20,385	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $72,159, and the Company had state net operating loss ("NOL") carryforwards of approximately $72,159. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 7, 2021 the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company raised additional $20,660. The issuance costs were $4,091, resulting in a net raise of $16,568. The shares issued are 4,264. The total raise inception to date is $70,265, and the related issuance costs are $19,460, thus bringing the net raise to $50,804. All the funds were received by the Company subsequent to the year end. The total shares issued are 15,289.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT

VO: At the time we watched our first parkour video on YouTube, no one was making purpose-built shoes for the athletes involved. We were captivated by their elegant and superhuman movement, and as footwear design experts, we saw an opportunity. Could we make a shoe for these phenomenal athletes that would perform at the same high level that they do? We decided to take on the challenge of creating footwear for athletes who relied so heavily on the performance of their shoes.

VO: We engaged a group of parkour, freerunning, and ninja warrior athletes from around the world and started designing shoes for movement sports, as these pursuits are now known. We introduced our first shoe, the OLLO Sapien, in 2012. It was lightweight, flexible, and durable and provided great traction and grip in all environments. We set up warehousing in the US, Europe, and Asia and began selling OLLO shoes internationally as movement sports were growing globally.

VO: As the years have progressed, we've expanded our worldwide team of athletes and continue to learn from their evolving footwear needs. Just like with the design and testing of our first shoe, our athlete team has guided us on the development of our new, state of the art shoes, the Alpha and the Sapien X which will be released in 2021.

VO: Over the past 8 years we've built a strong foundation and a global presence as the 'first to market' footwear brand for movement sports. Shoes are the only equipment needed by the athletes involved, and OLLO strives to be the go-to performance brand for them. We believe that movement sports have reached a tipping point in growth. We see more and more parents enrolling their children in ninja warrior, parkour, and freerunning classes. Ninja warrior competitions are held and broadcast throughout the world and emerging competitions like World Chase Tag have gained quick traction on multiple continents. Both ninja warrior and parkour are being considered as potential Olympic sports.

VO: OLLO is now poised to take advantage of this growth. We are increasing our marketing efforts and will expand from our pure direct-to-consumer model into the wholesale market, offering OLLO footwear at parkour, freerunning, and ninja warrior gyms throughout the world. OLLO will be visible and instantly available to both seasoned athletes and the new generation of kids who are joining the sport. This could provide us with an additional revenue stream and help us establish a powerful frontline marketing presence.

VO: We are pleased to invite our customers, friends of the brand, and other folks who see the potential in the growth of movement sports, to join the OLLO team as an investor and grow with us. Thank you for keeping us moving!

GRAPHIC: OLLO Logo.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.